UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2011 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2011 with comparative figures for the year 2010 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2011

		2011	2010
	Note	RMB’000	RMB’000

Revenues	4	82,403,130	73,803,659
Other operating income	6	1,061,451	658,620

Operating expenses
Aircraft fuel		(29,229,011)	(21,605,611)
Gain on fair value movements of derivatives financial instruments	7	86,851	833,384
Take-off and landing charges		(8,350,181)	(7,454,637)
Depreciation and amortisation		(6,965,570)	(6,757,837)
Wages, salaries and benefits		(8,664,854)	(8,940,786)
Aircraft maintenance		(4,405,900)	(4,614,093)
Impairment losses	8	(638,316)	(405,391)
Food and beverages		(2,022,367)	(1,596,454)
Aircraft operating lease rentals		(4,128,420)	(3,975,557)
Other operating lease rentals		(491,901)	(601,742)
Selling and marketing expenses		(3,739,682)	(3,323,830)
Civil aviation infrastructure levies		(1,321,373)	(1,295,612)
Ground services and other charges		(567,552)	(439,664)
Office, administrative and other expenses		(8,853,751)	(8,587,503)
Total operating expenses		(79,292,027)	(68,765,333)

		2011	2010
	Note	RMB’000	RMB’000

Operating profit		4,172,554	5,696,946
Share of results of associates		75,435	39,228
Share of results of jointly controlled entities		31,437	28,154
Finance income	9	2,024,002	1,155,384
Finance costs	10	(1,462,727)	(1,501,900)

Profit before income tax		4,840,701	5,417,812
Income tax	11	(264,229)	(133,491)

Profit for the year		4,576,472	5,284,321

Other comprehensive (loss)/income for the year
Cash flow hedges, net of tax		(132,446)	(17,016)
Fair value movements of available-for-sale investments		486	(534)
Fair value movements of available-for-sale investments held by an associate		(2,701)	1,543

Total comprehensive income for the year		4,441,811	5,268,314

Profit attributable to:
Owners of the parent		4,575,732	4,957,989
Non-controlling interests		740	326,332

		4,576,472	5,284,321

Total comprehensive income attributable to:
Owners of the parent		4,441,071	4,941,982
Non-controlling interests		740	326,332

		4,441,811	5,268,314

Earnings per share attributable to the owners of the parent during the year
Basic and diluted (RMB)	13	0.41	0.44

CONSOLIDATED BALANCE SHEET

As at 31 December 2011

		2011	2010
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets		11,353,590	11,333,376
Property, plant and equipment		73,757,795	68,822,273
Lease prepayments		1,471,272	1,406,156
Advanced payments on acquisition of aircraft		10,968,344	6,356,602
Investments in associates		837,589	807,669
Investments in jointly controlled entities		423,256	406,170
Available-for-sale financial assets		240,380	242,005
Other long-term assets		1,929,834	1,752,115
Deferred tax assets		44,418	75,188
Derivative assets		4,365	52,081
		101,030,843	91,253,635
Current assets
Flight equipment spare parts		1,555,544	1,286,898
Trade receivables	14	2,197,493	2,127,446
Prepayments, deposits and other receivables		5,611,715	5,157,004
Cash and cash equivalents		3,860,973	3,078,228
Derivative assets		–	18,970
Assets held for sale		482,313	411,535
		13,708,038	12,080,081
Current liabilities
Sales in advance of carriage		3,197,649	2,577,855
Trade payables and notes payable	15	2,692,624	4,275,443
Other payables and accrued expenses		16,267,287	14,536,168
Current portion of obligations under finance leases		2,459,259	2,137,831
Current portion of borrowings		18,171,130	15,210,660
Income tax payable		172,319	64,787
Current portion of provision for return condition checks for aircraft under operating leases		375,409	339,091
Derivative liabilities		51,063	121,982
		43,386,740	39,263,817

Net current liabilities		(29,678,702)	(27,183,736)

Total assets less current liabilities		71,352,141	64,069,899

		2011	2010
	Note	RMB’000	RMB’000
Non-current liabilities
Obligations under finance leases		17,801,563	17,070,502
Borrowings		23,603,463	23,354,997
Provision for return condition checks for aircraft under operating leases		2,923,717	2,475,412
Other long-term liabilities		2,047,099	1,804,862
Deferred tax liabilities		29,326	51,814
Post-retirement benefit obligations		2,859,945	2,556,001
Derivative liabilities		281,921	194,425
		49,547,034	47,508,013

Net assets		21,805,107	16,561,886

Equity
Capital and reserves attributable to the owners of the parent
Share capital		11,276,539	11,276,539
Reserves		8,849,353	3,994,748
		20,125,892	15,271,287
Non-controlling interests		1,679,215	1,290,599

Total equity		21,805,107	16,561,886

Notes

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state- owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

2.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with IFRS and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for- sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As at 31 December 2011, the Group’s accumulated losses were approximately RMB8.38 billion and its current liabilities exceeded its current assets by approximately RMB29.68 billion. For the year ended 31 December 2011, the Group recorded a net cash inflow from operating activities of RMB13.6 billion, a net cash outflow from investing activities and financing activities of RMB12.8 billion, and an increase in cash and cash equivalents of RMB0.8 billion. In preparing the financial statements, the Board considers the adequacy of cash inflows from operations and financing to meet its financial obligations as and when they fall due.

As at 31 December 2011, the Group had total unutilised credit facilities of approximately RMB35.5 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the cash inflows from operations and available credit facilities, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2010, as described in these annual financial statements.

(a)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning 1 January 2011:

•	The improvement related to IFRS 7 “Financial instruments: Disclosures” in the Third Improvement Project emphasises the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. This improvement is applicable to the financial year beginning on or after 1 January

2011 and has no material impact on the Group.

•	The improvement related to IAS 1 “Presentation of financial statements” in the Third Improvement Project clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. This improvement is applicable to the financial year beginning on or after 1 January 2011 and has no material impact on the Group.

•	The improvement related to IAS 27 “Consolidated and separate financial statements” in the Third Improvement Project clarifies that the consequential amendments from IAS 27 made to IAS 21 “The effect of changes in foreign exchange rates”, IAS 28 “Investments in associates” and IAS 31 “Interests in joint ventures” apply prospectively for annual periods beginning on or after 1 July 2009, or earlier when IAS 27 is applied earlier. This improvement is applicable to the financial year beginning on or after 1 July 2010 and has no material impact on the Group.

4.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Group
	2011	2010
	RMB’000	RMB’000

Traffic revenues	76,513,636	67,390,909
– Passenger	68,433,970	58,968,019
– Cargo and mail	8,079,666	8,422,890
Ground service income	2,104,604	1,957,610
Tour operations income	2,115,520	1,932,510
Cargo handling income	278,724	673,329
Commission income	95,426	100,016
Others	1,295,220	1,749,285

	82,403,130	73,803,659

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”), the Group’s revenues from the provision of international transportation services are exempted from business tax from 1 January 2010. The business tax incurred and set off against the above Group’s revenues for the year ended 31 December 2011 amounted to approximately RMB1,803 million (2010: approximately RMB1,463 million).

Pursuant to the notice of regarding the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax to Value Add Tax (“VAT”) (Cai Shui Fa [2011] No. 111) issued by MoF and SAT, all of the Group’s traffic revenue and the Group’s other revenues (including ground service income, tour operations income, cargo handling income, commission income and others) generated in Shanghai will be subject to VAT levied at rates of 11% from 1 January 2012; while the other revenue generated in other locations of China will continue to be subject to business tax at rates of 3% or 5%.

5.	SEGMENT INFORMATION

(a)	Chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground logistics. Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. As such, the amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss arising from different accounting policies are set out in as below.

The segment results for the year ended 31 December 2011 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	81,597,560	2,376,945	–	–	83,974,505
Inter-segment sales	–	201,989	(201,989)	–	–

Reportable segment revenue	81,597,560	2,578,934	(201,989)	–	83,974,505

Reportable segment profit before income tax	4,997,606	41,986	–	128,122	5,167,714

Other segment information
Depreciation and amortisation	7,282,227	88,500	–	–	7,370,727
Impairment losses	799,105	259	–	–	799,364
Capital expenditure	18,159,708	91,985	–	–	18,251,693

The segment results for the year ended 31 December 2010 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	72,029,550	2,928,558	–	–	74,958,108
Inter-segment sales	427,141	295,335	(722,476)	–	–

Reportable segment revenue	72,456,691	3,223,893	(722,476)	–	74,958,108

Reportable segment profit before income tax	5,633,323	88,407	–	119,363	5,841,093

Other segment information
Depreciation and amortisation	6,916,308	69,397	–	–	6,985,705
Impairment losses	425,772	1,289	–	–	427,061
Capital expenditure	22,752,632	336,978	–	–	23,089,610

*	Unallocated results primarily represent the share of results of associates and jointly controlled entities.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical are analyzed based on the following criteria:

(1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

(2)	Revenue from ticket handling services, airport ground services, Cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2011	2010
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong kong, Macau and Taiwan)	57,675,579	51,060,489
Regional (Hong Kong, Macau and Taiwan)	3,771,339	3,900,952
International	22,527,587	19,996,667

Total	83,974,505	74,958,108

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

(c)	Reconciliation of reportable segment revenue and profit to the consolidated figures as reported in the consolidated financial statements.

	Group
	2011	2010
	RMB’000	RMB’000

Revenue
Reportable segment revenue	83,974,505	74,958,108
– Reclassification of business tax and expired sales in advance of carriage	(1,571,375)	(1,154,449)

Consolidated revenue	82,403,130	73,803,659

	Group
	2011	2010
	RMB’000	RMB’000

Profit before income tax
Reportable segment profit	5,167,714	5,841,093
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	(9,288)	(83,765)
– Provision for post-retirement benefits	(326,145)	(347,936)
– Reversal of revaluation surplus relating to land use rights	8,420	8,420

Consolidated profit before income tax	4,840,701	5,417,812

6.	OTHER OPERATING INCOME

	Group
	2011	2010
	RMB’000	RMB’000

Other operating income
– Government subsidies	1,061,451	658,620

Note:

Government subsidies represent (i) subsidies granted by local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

7.	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Group
	2011	2010
	RMB’000	RMB’000

Gain arising from fair value movements of derivatives financial instruments
– Crude oil option contracts	67,310	800,195
– Other derivatives	19,541	33,189

	86,851	833,384

8.	IMPAIRMENT LOSSES

	Group
	2011	2010
	RMB’000	RMB’000

Impairment charge on non-current assets held for sale (Note)	612,216	256,694
Impairment charge on flight equipment spare parts	26,100	148,697

	638,316	405,391

Note:

In December 2011, the Group management entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircraft. The aircraft and engines has been classified as assets held for sale at 31 December 2011, and an impairment loss of approximately RMB612 million was made against these aircraft and engines by reference to the contracted selling price less estimated cost to sell.

9.	FINANCE INCOME

	Group
	2011	2010
	RMB’000	RMB’000

Exchange gains, net (Note)	1,872,369	1,074,796
Interest income	151,633	80,588

	2,024,002	1,155,384

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

10.	FINANCE COSTS

	Group
	2011	2010
	RMB’000	RMB’000

Interest relating to obligations under finance leases	268,487	279,095
Interest on bank borrowings	1,379,452	1,234,837
Interest on bond	40,833	–
Interest relating to notes payable	34,289	143,482

	1,723,061	1,657,414
Less: Amounts capitalised into advanced payments on acquisition of aircraft (Note)	(253,027)	(150,668)
Amounts capitalised into construction in progress (Note)	(7,307)	(4,846)

	1,462,727	1,501,900

Note:

The average interest rate used for interest capitalisation is 3.84% per annum for the year ended 31 December 2011 (2010: 3.75%).

11.	INCOME TAX

Income tax charged to the consolidated income statement is as follows:

	Group
	2011	2010
	RMB’000	RMB’000

Provision for PRC income tax	255,947	125,309
Deferred taxation	8,282	8,182

	264,229	133,491

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended 31 December 2011, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 24% (2010: 22%). Other subsidiaries of the Company, except for those incorporated in Hong Kong which are subject to Hong Kong corporate income tax rate of 16.5% (2010: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2010: 25%) under the New CIT Law.

12.	DIVIDEND

The Board has not recommended any dividend for the year ended 31 December 2011 (2010: Nil).

13.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to owners of the parent of RMB4,576 million (2010: RMB4,958 million) and the weighted average number of shares of 11,276,539,000 (2010: 11,149,426,000) in issue during the year ended 31 December 2011.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

14.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	Group
	2011	2010
	RMB’000	RMB’000

Within 90 days	2,096,474	2,058,666
91 to 180 days	71,437	27,094
181 to 365 days	35,246	39,882
Over 365 days	212,828	233,202

	2,415,985	2,358,844
Less: provision for impairment of receivables	(218,492)	(231,398)

	2,197,493	2,127,446

15.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	Group
	2011	2010
	RMB’000	RMB’000

Within 90 days	1,761,478	2,477,327
91 to 180 days	217,331	1,190,393
181 to 365 days	409,475	290,991
Over 365 days	304,340	316,732

	2,692,624	4,275,443

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

Condensed consolidated income statement

For the year ended 31 December 2011

	2011	2010
	RMB’000	RMB’000

Revenue	83,974,505	74,958,108
Less: Cost of operation	(70,447,837)	(60,726,601)
Taxes and surcharges	(1,803,091)	(1,462,770)
Selling and distribution expenses	(5,406,103)	(5,324,601)
General and administrative expense	(2,576,470)	(2,656,326)
Finance expenses, net	441,072	(431,289)
Impairment loss	(799,364)	(427,061)
Add: Fair value gain	86,851	833,384
Investment income	128,122	119,363

Operating profit	3,597,685	4,882,207
Add: Non-operating income	1,598,522	1,093,164
Less: Non-operating expenses	(28,493)	(134,278)

Total profit	5,167,714	5,841,093
Less: Income tax	(265,227)	(138,177)

Net profit	4,902,487	5,702,916

Attribute to:
– Owners of the parent	4,886,702	5,380,375
– Non-controlling interests	15,785	322,541

	4,902,487	5,702,916

Condensed Consolidated Balance Sheet

As at 31 December 2011

	2011	2010
	RMB’000	RMB’000

Assets
Total current assets	13,712,403	11,720,627
Long-term investment	1,498,881	1,450,375
Fixed assets and construction in progress	84,651,280	75,506,263
Goodwill	8,509,030	8,509,030
Intangible assets and non-current assets	3,831,131	3,579,627
Deferred tax assets	12,427	44,195

Total assets	112,215,152	100,810,117

Liabilities and equity
Current liabilities	43,664,571	39,167,783
Non-current liabilities	46,375,842	45,014,343
Deferred tax liabilities	29,326	51,814

Total Liabilities	90,069,739	84,233,940

Owners of the parent	20,437,377	15,577,109
Non-controlling interests	1,708,036	999,068

Total equity	22,145,413	16,576,177

Total liabilities and equity	112,215,152	100,810,117

C.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING STANDARDS

	2011	2010
	RMB’000	RMB’000

Consolidated profit attributable to owners of the parent
As stated in accordance with PRC
Accounting Standards	4,886,702	5,380,375
Impact of IFRS and other adjustments:
– Difference in depreciation for flight equipment due to difference depreciation lives used previously	–	(74,183)
– Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	(9,288)	(9,582)
– Provision for post-retirement benefits	(326,145)	(347,936)
– Reversal of additional amortisation due to the revaluation surplus relating to land use rights	8,420	8,420
– Deferred tax adjustments	998	4,686
– Non-controlling interests	15,045	(3,791)

As stated in accordance with IFRS	4,575,732	4,957,989

Consolidated net assets attributable to owners of the parent
As stated in accordance with PRC
Accounting Standards	20,437,377	15,577,109
Impact of IFRS and other adjustments:
– Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	74,859	84,147
– Provision for post-retirement benefits	(2,943,428)	(2,617,283)
– Intangibles assets (Goodwill)	2,760,665	2,760,665
– Reversal of revaluation surplus relating to land use rights	(343,786)	(352,206)
– Others	79,393	79,393
– Deferred tax adjustments	31,991	30,993
– Non-controlling interests	28,821	(291,531)

As stated in accordance with IFRS	20,125,892	15,271,287

SUMMARY OF SELECTED OPERATING DATA

	2011	2010	Change

Capacity
ATK (available tonne – kilometres) (million)	18,662.50	17,887.36	4.33%
– Domestic routes	9,908.43	9,538.94	3.87%
– International routes	7,975.16	7,533.23	5.87%
– Regional routes	778.91	815.19	-4.45%

ASK (available seat – kilometres) (million)	127,890.81	119,450.88	7.07%
– Domestic routes	88,012.97	83,421.13	5.50%
– International routes	34,685.25	30,453.49	13.90%
– Regional routes	5,192.59	5,576.26	-6.88%

AFTK (available freight tonne – kilometres) (million)	7,152.33	7,136.78	0.22%
– Domestic routes	1,987.26	2,031.04	-2.16%
– International routes	4,853.49	4,792.41	1.27%
– Regional routes	311.58	313.33	-0.56%

Hours flown (thousand)	1,288.40	1,195.10	7.81%

Traffic
RTK (revenue tonne – kilometres) (million)	13,402.08	12,598.98	6.37%
– Domestic routes	7,256.76	6,886.62	5.37%
– International routes	5,659.85	5,196.12	8.92%
– Regional routes	485.47	516.23	-5.96%

RPK (revenue passenger – kilometres) (million)	100,895.06	93,152.76	8.31%
– Domestic routes	70,932.87	66,309.84	6.97%
– International routes	26,151.29	22,769.29	14.85%
– Regional routes	3,810.90	4,073.63	-6.45%

RFTK (revenue freight tonne – kilometres) (million)	4,420.57	4,308.47	2.60%
– Domestic routes	934.14	980.43	-4.72%
– International routes	3,338.13	3,172.67	5.22%
– Regional routes	148.30	155.37	-4.55%

Number of passengers carried (thousand)	68,724.96	64,930.43	5.84%
– Domestic routes	58,761.38	55,456.27	5.96%
– International routes	7,246.70	6,600.72	9.79%
– Regional routes	2,716.88	2,873.45	-5.45%

	2011	2010	Change

Weight of freight carried (kg) (million)	1,443.05	1,464.91	-1.49%
– Domestic routes	699.43	729.01	-4.06%
– International routes	626.26	617.12	1.48%
– Regional routes	117.37	118.79	-1.20%

Load factors
Overall load factor (%)	71.81	70.44	1.37	pts
– Domestic routes	73.24	72.19	1.05	pts
– International routes	70.97	68.98	1.99	pts
– Regional routes	62.33	63.33	-1.00	pts

Passenger load factor (%)	78.89	77.98	0.91	pts
– Domestic routes	80.59	79.49	1.10	pts
– International routes	75.40	74.77	0.63	pts
– Regional routes	73.39	73.05	0.34	pts

Freight load factor (%)	61.81	60.37	1.44	pts
– Domestic routes	47.01	48.27	-1.26	pts
– International routes	68.78	66.20	2.58	pts
– Regional routes	47.60	49.59	-1.99	pts

Yields and costs
Revenue tonne – kilometres yield (RMB)	5.71	5.35	6.73%
– Domestic routes	6.93	6.30	10%
– International routes	3.97	3.87	2.58%
– Regional routes	7.71	7.52	2.53%

Passenger – kilometres yield (RMB)	0.68	0.63	7.94%
– Domestic routes	0.69	0.64	7.81%
– International routes	0.63	0.60	5%
– Regional routes	0.81	0.78	3.85%

Freight tonne – kilometres yield (RMB)	1.83	1.95	-6.15%
– Domestic routes	1.44	1.28	12.5%
– International routes	1.82	2.04	-10.78%
– Regional routes	4.49	4.54	-1.1%

REPORT OF THE BOARD

Review of operations

In 2011, the market demand for international air transport services slowed down affected by the global economic downturn, weak consumption in Europe and the United States (US), and the natural disasters in Japan. Market demand for domestic aviation services remained robust as a result of stable economic growth in China. However, factors such as consistently high aviation fuel prices and the operation of the PRC high-speed rail adversely affected the Group’s operations. Confronted by the complex domestic and international economic environment and social developments, the Group proactively grasped opportunities and strove to overcome difficulties. By enhancing its safety management, operational capability and service quality, while fostering construction of its hub network and optimizing its fleet structure in a steady and orderly manner, the Group achieved positive results in 2011.

With Shanghai as its core hub and Xi’an and Kunming as regional hubs, the Group has established an air transport network covering all of China and extending to Asia, Europe, North America and Oceania. After joining the SkyTeam, the route network of the Group expanded to cover more than 926 destinations in 173 countries around the world. To date, the number of Eastern Miles members, the frequent flyer program of the Group, also exceeded 15 million members.

In 2011, the Group operated approximately 11,216 scheduled flights per week. The Group achieved a passenger traffic volume of 100,895 million passenger-kilometres, representing an increase of 8.31% from 2010. The Group carried 68.725 million passengers with a passenger load factor of 78.89%, representing an increase of 5.84% and 0.91 percentage points respectively over the previous year. The Group’s daily average utilization rate of aircraft was 9.8 hours, representing an increase of 0.1 hours compared to the previous year. In 2011, the Group achieved a freight traffic volume of 4,421 million tonne-kilometres, representing an increase of 2.60% over the previous year. The Group carried 1,443 million kilograms of cargo and mail with a freight load factor of 61.81%, representing a decrease of 1.49% and an increase of 1.44 percentage points, respectively, over the previous year.

In 2011, the Group introduced several new international routes, including Shanghai-to-Rome, Shanghai-to-Hamburg, Shanghai-to-Hawaii (Honolulu), Shanghai-to-Dubai and Kunming-to- Male; introduced nine domestic routes, including Shanghai-to-Zhanjiang, Xi’an-to-Shenyang and Kunming-to-Yinchuan; and increased the frequency of flights in certain domestic and international routes, including Shanghai-to-Sydney, Shanghai-to-Melbourne, Shanghai-to- Shenyang, Shanghai-to-Chongqing, Xi’an-to-Singapore, Xi’an-to-Shenzhen, Viangchan-to- Kunming and Xi’an-to-Kunming.

In 2011, the Group accounted for 52.38% and 39.01% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 50.08% and 37.58% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of passenger throughput.

The key business developments of the Group for 2011 are presented as follows:

Safety Management

In 2011, adhering to the principle of “Safety first” and building on the foundation of the Safety Management System (SMS), the Group continuously strengthened its safety culture, deeply refined assessment of safety performance, enhanced the quality of SMS operations and strove to refine the level of safety system management with the aim of ensuring the aviation safety, aviation security and ground safety. In 2011, the Group was awarded the “Flight Safety Five-star Award”（飛行安全五星獎）by the Civil Aviation Administration of China (CAAC).

Passenger Traffic Business

The Group (i) flexibly adjusted its capacity layout through enlarging the capacity deployed in core markets and major markets such as Shanghai, Xi’an and Kunming and transferred the capacity from Japan routes to popular domestic routes on a timely basis subsequent to the Japan earthquake in order to prevent further losses from Japan routes; (ii) strove to raise the operating capability of international routes by enhancing the sale of products through the international routes, promoting business cooperation on international travel products and fostering the consumer base of the direct sales team; (iii) focused on developing air- rail transportation products to promote the integration of “Yangtze River Delta” market; (iv) continued to deepen the integration of the Company, Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) and China United Airlines Co., Ltd. (“China United Airlines”) and facilitate the consolidation of marketing efforts in order to benefit from complementary strengths and resources; and (v) strove to increase the daily utilization rate of aircraft by adding, and increasing the frequency of, international routes, increasing the average travelling distance and enhancing the deployment of capacity during low and peak seasons.

Freight Business

In 2011, the Group completed the reorganization of the three cargo airlines (China Cargo Airlines Co., Ltd. (“China Cargo Airlines”), Shanghai Airlines Cargo International Co., Ltd. (“Shanghai Cargo Airlines”) and Great Wall Airlines) into a new China Cargo Airlines. The new China Cargo Airlines adopted a series of measures to facilitate business integration, including completing integration of its customer resources, optimizing its deployment of capacity, adjusting the deployment of its routes and strengthening sales control. Meanwhile, the new China Cargo Airlines also adopted measures to increase its revenue sources from freight transportation business by boosting adjustment of the cargo and product structure, implementing extensive strategic cooperation, developing a freight expressway between Shanghai and Hong Kong, launching early flight for domestic express mail and developing special cargo transportation services. Nevertheless, the Group still recorded a loss in the freight business in 2011 owing to several unfavourable factors, such as the sluggish economy in Europe and the US and the persistent downturn of the global freight market.

Hub Construction

In 2011, the Group fostered the construction of its hubs in Shanghai, Xi’an and Kunming by increasing capacity deployment, optimizing route structure, introducing new destinations and increasing the frequency of certain flights. A relatively complete “three-in-three-out” flight frequency, namely morning, afternoon and evening, was established at Shanghai Pudong International Airport, achieving bilateral flight connections for over 25 domestic cities. The “three-in-three-out” flight frequency had also been initially established in Xi’an, and the completion of hub construction plans in Kunming would substantially increase the opportunity for transfer and connection. At the same time, the Group is planning to establish supporting centres at our hubs in Shanghai, Xi’an and Kunming to maintain our market presence at the three hubs.

Fleet Structure

In 2011, through selling and surrendering leases for old aircraft and introducing new aircraft, the Group further optimized its fleet structure. In 2011, the Group completed (i) the purchase and finance-lease of a total of twenty-four aircraft, including seventeen A320 aircraft, two A321 aircraft, two A332 aircraft, two B737-700 and one B737-800 aircraft; (ii) the operating- lease of four aircraft, including two B737-800 aircraft and two B777F aircraft; (iii) the disposal of nine aircraft, including surrender of the lease of four MD11F aircraft and two CRJ200 aircraft, and sale of three B767 aircraft; and (iv) the addition of three operating-leased B747 aircraft as a result of the purchase of assets of Great Wall Airlines by China Cargo Airlines. As at 31 December 2011, the Group owned and operated a fleet of 377 aircraft, including 358 passenger aircraft and 19 freighters. Details of the fleet structure are as follows:

Fleet structure as at 31 December 2011

		Self-owned and
		under finance	Under operating
No.	Model	lease	lease	Sub-total

Passenger
aircraft

1	A340–600	5	–	5
2	A340–300	5	–	5
3	A330–300	8	7	15
4	A330–200	4	3	7
5	A300-600R	7	–	7
6	A321	22	–	22
7	A320	88	24	112
8	A319	5	10	15
9	B767	6	1	7
10	B757-200	5	5	10
11	B737–800	16	48	64
12	B737–700	35	19	54
13	B737–300	16	–	16

		Self-owned and
		under finance	Under operating
No.	Model	lease	lease	Sub-total

Passenger
aircraft

14	CRJ – 200	8	–	8
15	EMB – 145LR	10	–	10
16	Hawker800	1	–	1

Total number of passenger aircraft		241	117	358

Freighter

17	MD-11F	–	3	3
18	A300-600R	3	–	3
19	B747	2	3	5
20	B757–200F	–	2	2
21	B777F	–	6	6

Total number of freighters		5	14	19

Total number of aircraft		246	131	377

Percentage		65.25%	34.75%	100%

Joining SkyTeam

The Group officially joined SkyTeam on 21 June 2011. To date, the Group has entered into frequent flyer and airport lounges agreements with 14 SkyTeam member airlines, and signed code-sharing agreements with 12 member airlines. Such agreements have been implemented on 95 destinations along 111 routes. By connecting to the route networks of other SkyTeam member airlines, the Group is able to offer its passengers seamless transit to 926 destinations in 173 countries under a single plane ticket with direct luggage services. Passengers may also enjoy the comfort of more than 490 VIP airport lounges of SkyTeam around the world.

Service Quality

With the aid of the SkyTrax and SkyTeam projects, the Group strove to raise its service quality and improve its hardware facilities. A central customer database and the service management system and procedures for high-end passengers were established to promote the shift of our service to personalized customization. Meanwhile, with a view to providing value- added differentiation services to passengers, the Group created new service products and set up a city terminal in Kunshan and customer service centres in the cities surrounding Shanghai. The Group cooperated with the Shanghai Railway Bureau to introduce the first air-rail transportation product, “Air-Rail Service”, which links the international and regional routes at Hongqiao International Airport with the high-speed rail connecting to cities situated in the Yangtze River Delta.

Cost Control

The Group proactively launched cost optimization projects to reduce its operating unit costs. By strictly managing its budget and implementing process control, the Group controlled costs at full-scale level and in all aspects. In addition, route structure was continually optimized and fuel saving measures were generally implemented. The Group adjusted its debt structure and increased its foreign exchange gains. The Group also decreased its finance costs by evaluating its financing sources and, through a subsidiary of the Company, by issuing RMB-denominated bonds of RMB2,500 million maturing in three years in Hong Kong.

Information Technology

In 2011, the Group enhanced its information technology construction by focusing on management enhancement, product innovation and resource integration. The Group (i) completed the integration of a series of systems of the Company and Shanghai Airlines, including operational control information systems, aircraft maintenance information systems, call centre and frequent flyer systems; (ii) set up a customer service management system and realized personalized information dispatch at three access points, namely departure center, call centre and mobile cabin; and (iii) completed the integration of the official websites of the Company, Shanghai Airlines and China United Airlines, and expedited the construction of its overseas website. Currently, our global website covers North America, Australia, Europe and Asia Pacific.

Social Responsibilities

While developing our business, the Group has fully integrated the concepts and requirements of social responsibility into its production and operation processes, assumed responsibilities for stakeholders and natural environment, and strove to maximize the value of the economy, society and environment.

In 2011, the Group participated in the evacuation of Chinese citizens from Egypt and Libya, as well as the support of emergency earthquake transport in Yunnan and Japan. With the Group’s quick response, precise arrangements and its courage to overcome hardship and difficulties,53 overtime charter flights were successfully sent to evacuate around 12,000 passengers and provide approximately 143 tonnes of supplies for the purposes of evacuation, disaster relief and peacekeeping.

The Group fully committed itself to corporate citizen responsibilities by continuously strengthening its low-carbon development and fuel management measures. By having more than 90% of its flights undergo refueling and flying in accordance with its “low-carbon emissions” scheme, the Group initiated an operational guideline of “Consuming and emitting less but performing more efficiently”. The Group expedited the application of new civil aviation technologies, continuously focused on the development of renewable resources and concentrated on the invention and application of new technologies and applications to achieve “greener” flying. By promoting environmental protection measures, conserving the environment and maintaining the harmony of nature through technological means, the Group established as an enterprise focused on resource conservation and environmentally friendly operations.

Operational revenues

In 2011, the Group’s revenue was RMB82,403 million, representing an increase of 11.65% from the previous year. Transportation revenue amounted to RMB76,514 million, representing an increase of 13.54% from the previous year. In 2011, the Group’s total traffic volume was 13,402 million tonne-kilometres, representing an increase of 6.37% from the previous year.

In 2011, the Group’s passenger revenues amounted to RMB68,434 million, representing an increase of 16.05% from the previous year, and accounting for 89.44% of the Group’s traffic revenues in 2011. Passenger traffic volume was 100,895 million passenger-kilometres, representing a 8.31% increase from the previous year.

The Group’s domestic passenger traffic volume was 70,933 million passenger-kilometres, representing an increase of 6.97% from the previous year. Compared to the same period in the previous year, domestic passenger revenues increased by 16.18% to RMB48,963 million, accounting for 71.55% of the Group’s passenger revenues.

The passenger traffic volume on the Group’s international routes was 26,151 million passenger kilometres, representing a 14.85% increase from the previous year. Compared to last year, international passenger revenues increased by 20.10% to RMB16,393 million, accounting for 23.95% of the Group’s passenger revenues.

The passenger traffic volume on the Group’s regional routes was 3,811 million passenger- kilometres, representing a 6.46% decrease from last year. Compared to last year, regional passenger revenues decreased by 3.09% to RMB3,078 million, accounting for 4.50% of the Group’s passenger revenues.

In 2011, the Group’s cargo and mail traffic revenues decreased by 4.07% to RMB8,080 million, as compared to last year, accounting for 10.56% of the Group’s traffic revenues in 2011. Cargo and mail traffic volume was 4,421 million tonne-kilometres, representing a 2.60% increase from last year.

Operating expenses

In 2011, the Group’s total operating costs was RMB79,292 million, representing an increase of 15.31% from the same period in the previous year. This was mainly attributable to increased oil prices and the corresponding increase in the costs of jet fuel.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

In 2011, the Group’s total aviation fuel consumption was approximately 3,896,300 tonnes, representing a 6.2% increase compared to last year. Total expenditure on aviation fuel was RMB29,229 million, representing an increase of 35.3% compared to last year. This was mainly due to an increase in oil consumption and an increase of 27.4% in the average price of jet fuel compared to the last year. In 2011, aviation fuel expenditures accounted for 36.86% of the Group’s total operating costs.

Impairment losses for assets amounted to RMB638 million, representing an increase of 57.53% over the previous year. This was primarily due to impairment provisions made under a sale price agreement as the Company disposed of an obsolete aircraft during the year.

Selling and marketing expenses were RMB3,740 million, representing an increase of 12.52% over the previous year. This was primarily due to increases in ticketing system service fees and agency handling fees due to increases in traffic revenue.

Food and beverage expenses were RMB2,022 million, representing an increase of 26.69% compared to the previous year. This was primarily due to improved in-flight food standards, particularly the food standard of two classes.

The amount of civil aviation infrastructure levies payable to CAAC amounted to RMB1,321 million, representing an increase of 1.93% compared to the previous year, and primarily due to the overall increase in miles flown.

Ground services and other charges were RMB568 million, representing an increase of 29.09% over the previous year, and primarily due to the corresponding increase in expenses due to increased ground services income.

Gains on changes in fair value of derivative financial instruments was RMB87 million, compared to RMB833 million during the year 2010, and primarily due to the decrease in gains arising from fair value movement of crude oil option contracts, which was resulted from a decrease in the notional amount of unsettled crude oil option. The crude oil option contracts of the Group were settled by 31 December 2011. In 2011, the net gain on change in fair value of crude oil option contracts of the Group was approximately RMB67 million, and the actual cash inflow upon settlement of crude oil option contracts was approximately RMB38 million.

Other operating income

Other operating income of the Group increased from RMB659 million in 2010 to RMB1,061million in 2011, primarily due to an increase in government subsidy income in 2011.

Finance income/costs

In 2011, the Group’s finance income was RMB2,024 million, primarily due to an increase in foreign exchange gains resulting from the appreciation of the Renminbi against the US dollar. Finance costs decreased to RMB1,463 million, primarily due to improvement in our capital structure and a reduction on the interest rates of our foreign currency borrowings.

Profit

As a result of the foregoing, the Group’s profit attributable to owners of the parent in 2011 was RMB4,576 million, representing a 7.70% decrease as compared to the Group’s profit attributable to owners of the parent of RMB4,958 million for the previous year.

Liquidity and Capital Structure

The Group generally finances its working capital requirements through cash from business operations and short-term bank loans. As of 31 December 2010 and 2011, the Group’s cash and cash equivalents amounted to RMB3,078 million and RMB3,861 million, respectively. In 2010 and 2011, net cash generated from the Group’s operating activities amounted to RMB10,641 million and RMB13,623 million, respectively. In 2011, basic cash requirements of the Group other than for operating costs were for the purchase and upgrade of aircraft and flight equipment, and payment of related indebtedness. In 2010 and 2011, net cash outflow from the Group’s investing activities were RMB8,633 million and RMB14,939 million, respectively. Net cash outflow from the Group’s financing activities in 2010 was RMB652 million respectively. The net cash inflow from the Group’s financing activities in 2011 was RMB2,136 million, primarily due to the issuance of RMB bonds, by its offshore subsidiary, amounting to RMB2,500 million in 2011.

The Group generally operates with net current liabilities. As at 31 December 2011, the Group’s current liabilities exceeded its current assets by RMB29,679 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining borrowings from domestic and foreign banks in China.

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2011, the debt ratio of the Group was 0.81.

As at 31 December 2010 and 2011, the total amount of the Group’s borrowings due within one year were RMB15,211 million and RMB18,171 million, respectively. As of 31 December 2010, the Group’s borrowings payable from one to two years, from three to five years, and beyond five years were RMB6,162 million, RMB10,672 million and RMB6,521 million, respectively, as compared to RMB8,408 million, RMB9,391 million and RMB5,804 million, respectively, as of 31 December 2011.

The Group’s obligations under finance leases as at 31 December 2010 and 2011 were RMB19,208 million and RMB20,261 million, respectively. As at 31 December 2010, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4,381 million, RMB6,889 million and RMB7,939 million, respectively, as compared to RMB5,017 million, RMB7,235 million and RMB8,009 million, respectively, as of 31 December 2011.

As of 31 December 2011, the Group’s borrowings comprised USD-denominated borrowings of USD3,967 million and RMB-denominated borrowings of RMB16,780 million. Fixed-rate borrowings and floating-rate borrowings accounted for 15.6% and 84.4% of total borrowings, respectively, in 2011. As at 31 December 2010, the Group’s borrowings comprised USD- denominated borrowings of USD3,333 million and RMB-denominated borrowings of RMB16,494 million. Fixed-rate borrowings and floating-rate borrowings accounted for

16.80% and 83.20% respectively of total borrowings in 2010.

As of 31 December 2011, the Group’s obligations under finance leases comprised USD- denominated obligations of USD2,840 million, RMB-denominated obligations of RMB1,090 million and Singapore dollar-denominated obligations of S$263 million. The Group’s finance leases are floating-rate obligations. As of 31 December 2010, the Group’s obligations under finance leases comprised USD-denominated obligations of USD2,534 million, RMB- denominated obligations of RMB1,435 million and Singapore dollar-denominated obligations of S$194 million.

RISK ANALYSIS

Interest rate fluctuation risk

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases and bonds payable) as of 31 December 2010 and 2011 were RMB57,774 million and RMB62,035 million, respectively, of which short-term liabilities accounted for 30.03% and 33.26%, respectively, for those years. A portion of long-term interest-bearing liabilities were liabilities with variable interest rates, and were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in US dollars and Renminbi. As of 31 December 2010 and 2011, the Group’s liabilities denominated in US dollars accounted for 67.18% and 69.14%, respectively, of total liabilities while liabilities denominated in Renminbi accounted for 31.03% and 28.81% respectively, of the total liabilities. The fluctuations in the US dollar – RMB exchange rate and Renminbi interest rates significantly affected the Group’s finance costs.

Exchange rate fluctuation risk

Since 21 July 2005, the Chinese government adjusted the Renminbi exchange rate system and established a floating exchange rate system by which the exchange rate would be adjusted and managed based on market supply and demand, with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by domestic and international economic and political conditions and general currency supply and demand dynamics. As such, future Renminbi exchange rates may fluctuate and be materially different from current exchange rates.

The Group operates its business in many countries and territories and generates revenue in different currencies. As such, its foreign currency liabilities are generally much higher than its foreign currency assets. The Group’s major liability item (purchases or leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in foreign exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and jet fuel, and take-off and landing charges in foreign airports. As at 31 December 2011, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to Renminbi, amounted to RMB44,165 million, of which US dollar liabilities accounted for 97.1% of the total amount. Therefore, significant fluctuations in foreign exchange rates will subject the Group to foreign exchange loss arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales, and expenses to be paid in foreign currencies. The Group’s foreign currency hedging mainly involves the sales of Japanese Yen and the purchase of US dollars at fixed exchange rates. As at 31 December 2011, foreign currency hedging contracts held by the Group amounted to a notional amount of US$46 million (31 December 2010: US$48 million), and will expire between 2012 and 2017.

The Group recorded an increase in net foreign exchange gains in 2011. As at 31 December 2010 and 2011, the Group’s foreign exchange gains were RMB1,075 million and RMB1,872 million, respectively. Due to the large amount of existing net foreign currency liabilities, the Group’s results will be adversely affected if the Renminbi depreciates against the US dollar, or if the rate of appreciation of the Renminbi against the US dollar decreases in the future.

Risk associated with the fluctuation of fuel prices

Jet fuel is one of the Group’s major costs of operations. The Group’s results of operations are to a large extent affected by the fluctuation of jet fuel prices. Foreign fuel prices are mainly affected by supply and demand dynamics in the global market. In addition, domestic jet fuel prices are supervised by authorities such as the National Development and Reform Commission and CAAC. The Group generally reduces operating costs arising from increased jet fuel prices by imposing passenger fuel surcharges, reducing fuel consumption by route optimization and enhancing cost controls.

In 2011, assuming constant factors but excluding the effect of crude oil option contracts, if the average price of jet fuel increases or decreases by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB1,460 million.

In 2011, the Group did not enter into any new crude oil option contracts, and all the contracts signed in past years were settled by 31 December 2011.

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2011, the value of the Group’s assets used to secure certain bank loans was RMB18,317 million, representing a decrease of 11.94%, from RMB20,800 million as at 31 December 2010.

HUMAN RESOURCES

As of 31 December 2011, the Group had 59,872 employees, the majority of whom worked in or were based in China. The wages of the Group’s employees generally consisted of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees, and the Group did not experience a significant turnover of employees or encounter any major difficulties in recruiting new employees.

OUTLOOK FOR 2012

The Group cautions readers of this announcement. The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with geopolitical events and unforeseen occurrence of significant events.

The 2011 annual results announcement of the Group includes certain forward-looking statements, such as those on the future plans of the Group, outlook of the international and domestic conditions and the aviation industry. Such forward-looking statements are subject to many uncertainties and risks, and the actual results may vary materially from these forward- looking statements of the Group.

In the future, the Group intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated, modern aviation services provider.

In 2012, the aviation industry of the PRC is expected to face significant pressures as a result of complex and changing domestic and international operating environments, significant cost increases an general downturn in the global aviation industry. In addition, with the slowdown of the PRC economy, the domestic PRC aviation industry will be further affected. To counter these developments, the Group will seek to proactively implement its operational plans and promote the transformation of the Group to an integrated, modern aviation services provider, which it believes will improve operating results while maintain stability.

In 2012, the Group will focus on the following aspects:

1.	Strengthen safety management and reinforce safety principles. Adhering to the “Safety First, Prevention as Priority and Comprehensive Management” approach, the Group will promote a culture of safety by continuing to strengthen safety principles, strictly control the safety management process and strive to enhance safety systems management.

2.	Enhance marketing efforts in passenger traffic and freight markets so as to improve profitability. The Group will optimize resource allocation among its routes and flight capacity and enhance its operating efficiency to fully utilize its potential. To strengthen the operating capabilities for international routes, the Group will expand its overseas sales channels, develop major overseas customers and promote international cooperation with other airlines.

3.	Maximize the results of cost reduction and strengthen cost control. The Group will continuously maximize cost reduction measures and implement cost optimization strategies to reduce its finance costs; continue to optimize the structure of its long and short term domestic and foreign currency debts to reduce its finance expenses; strengthen controls on the budget implementation process to minimize financial risks; and strengthen capital operations and diversify financing channels to lower finance costs.

4.	Expedite the implementation of strategies and enhance strategic development. The Group will further enhance the Shanghai and Xi’an hubs by upgrading the hardware data facilities, enhancing supportive measures and expediting the construction of a hub in Kunming. The market share in Beijing will be expanded through the reorganization of China United Airlines and the Hebei Branch of the Group. The Group will also enhance its cooperation with members of the SkyTeam Alliance by fully capitalizing its resources.

5.	Reinforce the foundation of service and improve service quality. Based on its “precise, fine, detailed and wonderful” positioning, the Group will promote the internationalized, personalized and information-driven development of its services. The service management functions will be coordinated to reinforce service principles and diversify service supporting capabilities. The Group will strengthen its flight operation analysis and enhance its contingency response capability to enhance the quality of flight operations.

6.	As of 31 December 2011, details of the aircraft to be delivered to the Group are set out as follows:

	Number of aircraft to be delivered in
Model	2012	2013	2014	2015

A319	7	3	4	2
A320	19	8	6	8
A321	5	6	6	6
A330–200	6	8	7	5
A330–300	–	–	1	2
B737–700	2	5	7	6
B737–800	10	16	16	29

SHARE CAPITAL

1.	As at 31 December 2011, the share capital structure of the Company is set out as follows:

				Approximate
			Total number	percentage in
			of shares	shareholding
				(%)

I.	A shares
	1.	Listed shares with trading moratorium	5,120,263,860	45.40
	2.	Listed shares without trading moratorium	2,661,950,000	23.61

II.	H shares		3,494,325,000	30.99

III.	Total number of shares		11,276,538,860	100.00

2.	Substantial	shareholders

Shareholders with an interest in 10% or more of any class of the issued shares in the Company as of 31 December 2011 are as follows:

		Approximate
		percentage
	Number of	in total
Name	shares	share capital
		(%)

China Eastern Air Holding Company (“CEA Holding”)	4,831,375,000	42.84
HKSCC Nominees Limited	3,478,100,299	30.84

Details relating to interests, as at 31 December 2011, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance) will be set out in the 2011 annual report of the Company in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

According to the financial statements prepared in accordance with the PRC Accounting Standards, as of 31 December 2011, the accumulated net profit of the Company is negative. The Board does not recommend payment of any dividend for 2011. The profit appropriation proposal for 2011 will be set forth at the 2011 annual general meeting for consideration.

2.	Purchase, sale or redemption of securities

During the financial year of 2011, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

3.	Material litigation

As at 31 December 2011, the Group was not involved in any litigation, arbitration or claim of material importance.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes on corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2011 met the requirements under the provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has had discussions with the Board regarding the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2011.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in personnel

Termination

Date of
Name	termination	Position

Li Jun	3 November 2011	Vice Chairman, Director

Luo Chaogeng	29 June 2011	Director

Liu Jiangbo	13 June 2011	Chairman of the Supervisory Committee

	29 June 2011	Supervisor

Xu Zhao	11 November 2011	Supervisor

Zhang Jianzhong	25 November 2011	Vice President

Zhao Jinyu	13 December 2011	Vice President

Appointment

	Date of	Approval	Position
Name	appointment	Organization

Ma Xulun	11 November 2011	10th meeting of the sixth session of the Board	Vice Chairman

Li Yangmin	29 June 2011	2010 annual general meeting	Director

Yu Faming	29 June 2011	2010 annual general meeting	Supervisor

	29 June 2011	7th meeting of the sixth	Chairman of the
		session of the Supervisory	Supervisory
		Committee	Committee

Shu Mingjiang	13 December 2011	12th meeting of the sixth session of the Board	Vice President

Wu Yongliang	13 December 2011	12th meeting of the sixth session of the Board	Vice President

Tian Liuwen	13 December 2011	12th meeting of the sixth session of the Board	Vice President

Note:	The 10th meeting of the sixth session of the Board held on 11 November 2011 agreed to nominate Xu Zhao and Gu Jiadan as candidates for directors of the sixth session of the Board, which will be submitted to the forthcoming general meeting of the Company for consideration. The 10th meeting of the sixth session of the Supervisory Committee held on 11 November 2011 agreed to nominate Xi Sheng as candidate for Supervisor of the sixth session of the Supervisory Committee, which will be submitted to the forthcoming general meeting of the Company for consideration.

7.	Change of particulars of directors and supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Ma Xulun, Vice Chairman of the Company, ceased to act as the chairman of Shanghai Airlines, a subsidiary of the Company, with effect from January 2012 and the chairman of China Cargo Airlines, a subsidiary of the Company, with effect from February 2012.

Mr. Li Yangmin, a director of the Company, was appointed as the chairman of China Cargo Airlines, a subsidiary of the Company, with effect from February 2012 and ceased to act as a director of Shanghai Airlines, a subsidiary of the Company, with effect from January 2012.

Mr. Shao Ruiqing, an independent non-executive director of the Company, ceased to act as an external supervisor of China Merchants Bank Co. Ltd., a company listed on the Stock Exchange, with effect from August 2011.

8.	Miscellaneous

The Company wishes to highlight the following information:

1.	On 1 August 2011, Eastern Air Overseas (Hong Kong) Corporation Limited, a subsidiary of the Company, issued guaranteed RMB-dominated bonds of RMB2.5 billion with an interest of 4% per annum for a period of three years with a maturity date of 8 August 2014. The issuance completed on 8 August 2011. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 August 2011.

2.	On 17 October 2011, the Company entered into the Aircraft Purchase Agreement and Aircraft Sale Agreement with Airbus SAS regarding the purchase of fifteen Airbus A330 series aircraft and the sale of five Airbus A340-300 aircraft. For details, please refer to the announcement of the Company issued in Hong Kong dated 17 October 2011.

3.	On 17 October 2011, the Company entered into the B787 Aircraft Termination Agreement and the Aircraft Purchase Agreement with Boeing Company regarding the termination of the purchase of 24 Boeing 787 series aircraft and the purchase of 45 Boeing 737NG series aircraft. For details, please refer to the announcement of the Company issued in Hong Kong dated 17 October 2011 and the circular of the Company dated 25 November 2011.

4.	On 4 November 2011, the Company entered into an equity transfer agreement with 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd) (“SEA Investment”), pursuant to which the Company agreed to transfer 5% of the equity interest in 東航房地產投資有限公司 (CEA Real Estate Investment Co., Ltd) held by the Company to SEA Investment. As the consideration of this transaction, SEA Investment agreed to pay a sum of RMB100,663,590 in cash to the Company, subject to adjustment. SEA Investment, which is a wholly-owned subsidiary of CEA Holding (a substantial shareholder of the Company), is a connected person of the Company and thus, the transaction constitutes a connected transaction of the Company. The transaction has not completed as of 31 December 2011. For details, please refer to the announcement of the Company issued in Hong Kong dated 4 November 2011.

5.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2011 are set out as follows:

		The approved
	Incurred	2011
	up to	estimated
	31 December	transaction
Category	2011	caps
	(RMB million)	(RMB million)

Financial services (balance of deposit)	2,200.000	4,000.000
Catering services	737.827	825.000
Import and export agency services	57.682	81.900
Production and maintenance services	102.614	103.320
Property leasing	55.140	79.800
Advertising agency services	18.202	36.000
Sales agency services (agency fee)	20.361	80.000
Media resources operation services	12.900	40.000

By order of the Board

China Eastern Airlines Corporation Limited

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

23 March 2012

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 26, 2012	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary